FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  November 2014

Commission File Number:  001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

ASTRAZENECA TO DIVEST MYALEPT TO AEGERION

AstraZeneca today announced that it has entered into a definitive agreement with Aegerion Pharmaceuticals, Inc. to divest Myalept™ (metreleptin for injection), an orphan product that is indicated to treat complications of leptin deficiency in patients with generalised lipodystrophy.

Myalept is the first and only product approved in the US for the treatment of generalised lipodystrophy and it has orphan drug designation in the US, EU, and Japan. Myalept is a recombinant analogue of human leptin, indicated in the US as an adjunct to diet as replacement therapy to treat the complications of leptin deficiency in patients with congenital or acquired generalised lipodystrophy.

Under the terms of the agreement, Aegerion will pay AstraZeneca $325 million upfront to acquire the global rights to develop, manufacture and commercialise Myalept, subject to an existing distributor licence with Shionogi covering Japan, South Korea, and Taiwan. The transaction does not include the transfer of any AstraZeneca employees or facilities.

Luke Miels, Executive Vice President, Global Product and Portfolio Strategy, AstraZeneca, said: "Generalised lipodystrophy is a rare condition with significant unmet medical need that can impact every aspect of a patient's health. Myalept is the first therapy to provide a real option for treating complications of this disease and we are pleased that patients will benefit from its progress under Aegerion as a company with expertise in rare diseases. The divestment of Myalept reinforces our focus on core strategic priorities and will allow us to concentrate our resources on disease areas where we can make the biggest difference to patients."

Marc Beer, Chief Executive Officer at Aegerion, said: "The therapeutic profile of Myalept is ideally aligned with Aegerion's commitment to bring innovative therapies to patients with rare diseases. We plan to apply our team's first-hand experience in bringing a novel therapy for a rare dyslipidaemia to patients who have previously had inadequate therapeutic alternatives. We expect the Myalept business to be highly synergistic with our current operations."

The divestment transaction is subject to closing conditions, including the receipt of antitrust clearance from the US Federal Trade Commission. The companies expect the transaction to complete in January 2015.

About generalised lipodystrophy
Generalised lipodystrophy consists of a rare set of syndromes that are inherited or acquired through an autoimmune response and that are characterised by loss of fat tissue, typically from under the skin. The underlying reason is a deficiency in leptin, leading to an inability to store triglycerides in normal fat depots. This often leads to severe insulin resistance and diabetes, severe hypertriglyceridaemia along with a concomitant increased risk of acute pancreatitis, and hepatic steatosis, which can lead to cirrhosis.

About Aegerion
Aegerion Pharmaceuticals is a biopharmaceutical company dedicated to the development and commercialisation of innovative therapies for patients with debilitating rare diseases. For more information about the company, please visit www.aegerion.com.

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of cardiovascular, metabolic, respiratory, inflammation, autoimmune, oncology, infection and neuroscience diseases. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit:
www.astrazeneca.com

CONTACTS

Media Enquiries
Esra Erkal-Paler                          +44 20 7604 8030 (UK/Global)
Vanessa Rhodes                        +44 20 7604 8037 (UK/Global)
Ayesha Bharmal                         +44 20 7604 8034 (UK/Global)
Jacob Lund                                 +46 8 553 260 20 (Sweden)
Michele Meixell                          +1 302 885 6351 (US)

Investor Enquiries
Thomas Kudsk Larsen                +44 20 7604 8199     mob: +44 7818 524185
Karl Hård                                      +44 20 7604 8123  mob: +44 7789 654364
Jens Lindberg                                                                mob: +44 7557 319729
Anthony Brown                           +44 20 7604 8067    mob: +44 7585 404943
Eugenia Litz                                  +44 20 7604 8233    mob: +44 7884 735627

6 November 2014

-ENDS-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 06 November 2014	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary